Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                     Subject Company: Duke Energy Holding Corp.
                                                  Commission File No. 132-02302


This filing on Form 425 is made to correct a prior 425 filing made on May 9, 2005. Due to a typographical error, the net income number in the line titled "New Company (pro forma)" omitted a double-asterisk marking which should have been included to indicate the number was calculated using December 31, 2004 data.

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[DUKE ENERGY GRAPHIC OMITTED]                                  Merger Fact Sheet                       [CYNERGY GRAPHIC OMITTED]
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
Company          Duke Energy                                               Cinergy
--------------   -----------------------------------------------------     --------------------------------------------------------
Tickers          NYSE: DUK                                                 NYSE: CIN
--------------   -----------------------------------------------------     --------------------------------------------------------
Descriptions     Based in Charlotte, North Carolina, Duke Energy is a      Based in Cincinnati, Ohio, Cinergy has a balanced,
                 diversified energy company, with a portfolio of           integrated portfolio consisting of two core
                 natural gas and electric businesses, both regulated       businesses: regulated operations and commercial
                 and unregulated, and an affiliated real estate            businesses. Cinergy's integrated businesses make it a
                 company. Duke Energy supplies, delivers and               Midwest leader in providing both low-cost generation
                 processes energy for customers in the Americas.           and reliable electric and gas service.
                 www.duke-energy.com                                       www.cinergy.com
--------------   -----------------------------------------------------     --------------------------------------------------------
Major            Duke Power                                                Cincinnati Gas & Electric Company
Businesses       Duke Energy Americas (North America and International)    PSI Energy
                 Duke Energy Gas Transmission, including Union Gas         Union Light, Heat & Power Company
                 Duke Energy Field Services                                Cinergy Marketing & Trading Inc.
                 Crescent Resources                                        Cinergy Solutions Inc.
--------------   -----------------------------------------------------     --------------------------------------------------------
2004 Data**      Assets:                          $55.5 Billion            Assets:                     $15 Billion
(rounded)        Revenues:                        $22.5 Billion            Revenues:                   $4.7 Billion
                 Net income:                      $1.5 Billion             Net income:                 $400 Million
                 Electric Customers:              2.2 Million              Electric Customers:         1.5 Million
                 Gas Customers:                   1.2 Million              Gas Customers:              500,000
                 Generation Assets Owned:         32,000 MW                Generation Assets Owned:    14,000 MW
                 Generation Assets Operated:      35,000 MW                Generation Assets Operated: 19,000 MW
                 Service Territory:               22,000 square miles      Service Territory:          25,000 square miles
                 Employees:                       21,500                   Employees:                  7,850
                 Miles of Transmission Pipeline:  17,500                   Cinergy Foundation Giving: $6.5 Million
                 Miles of Gas Gathering Pipeline: 59,000
                 Natural Gas Liquids Volume:      357,000 barrels per
                                                  day
                 Duke Energy Foundation Giving:   $13.5 Million
--------------   -----------------------------------------------------     --------------------------------------------------------
Strategic        o  Optimizes and strengthens portfolio of businesses      o  Provides substantial value to stakeholders
Rationale        o  Improves current situation and future prospects           immediately - 13.4% premium for current Cinergy
                    of Duke Energy North America                              shareholders
                 o  Increases options for future restructuring;            o  Brings together two premier franchised electric
                    electric and gas businesses have stand alone scale        utility platforms
                 o  Creates immediate shareholder value                    o  Combines complementary portfolios
                                                                           o  Adds fuel and geographic diversity
                                                                           o  Consolidating trading and marketing will enhance
                                                                              opportunities
--------------   -----------------------------------------------------     --------------------------------------------------------
Core Values      o  Stewardship - A commitment to health, safety,          o  Focus on the customer - Listen. Show respect.
                    environmental responsibility and our communities          Take ownership. Take action. Honor commitments
                 o  Integrity - Ethically and honestly doing what we       o  Demonstrate environmental stewardship in all
                    say we will do                                            that we do
                 o  Respect for the Individual - Embracing diversity       o  Practice ethics, integrity and transparency in
                    and inclusion, enhanced by openness, sharing,             all that we do
                    trust, teamwork and involvement                        o  Be bold, aim high - expect high performance from
                 o  High Performance - The excitement and                     yourself, your colleagues and your company
                    fulfillment of achieving superior business results     o  Strive for continuous improvement - think beyond
                    and stretching our capabilities                           what has been done before and innovate new ways
                 o  Win-Win Relationships - Having relationships              to do what you do better, faster, cheaper
                    which focus on the creation of value for all           o  Turn challenges and risks into opportunities by
                    parties                                                   being proactive and creative
                 o  Initiative - Having the courage, creativity and        o  Be flexible by being open to change and willing
                    discipline to lead change and shape the future            to learn new skills
                                                                           o  Demonstrate respect and value the opinions and
                                                                              differences of others
                                                                           o  Emphasize "Safety Always!" - watch out for the
                                                                              safety of each other and the public
                                                                           o  Value teamwork - one company, one stock, one
                                                                              team
--------------   -----------------------------------------------------     --------------------------------------------------------
New Company      Company Name:              Duke Energy Corporation        Customers:                 3.7 Million electric and
(pro forma)      Corporate Headquarters:    Charlotte, North Carolina                                 1.7 million gas
                 Market Capitalization:     $36 Billion*                   Employees:                 29,350
[DUKE ENERGY     Total Assets:              $70.5 Billion**                Generation Assets
GRAPHIC          Revenues:                  $27.2 Billion**                Owned and/or Operated:     54,000 MW
OMITTED]         Net Income:                $1.9 Billion**                 Service Territory:         47,000 square miles
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Executive        Chairman - Paul Anderson
Leadership       President and Chief Executive Officer - Jim Rogers
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Board of         The new Duke Energy board will be comprised initially of 10 members named by Duke Energy and five members
Directors        named by Cinergy.
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*  As of stock close May 6, 2005
** As of December 31, 2004

                                     * * *

                           Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp., which includes a joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.